December 14, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Re:	United Express Inc.
Amendment N. 4 to Registration Statement on Form S-1
Filed November 20 ,2018
File No. 333-227194

Dear Sir or Madam:

Below please find management response to the comments in your letter of December 6, 2018.

Information with Respect to the Registrant

Competitive Business Conditions, page 22

Comment 1. We note your response to our prior comment 2 and reissue. Please revise to disclose how you intend to offer the units and why you believe that investors will loan you $50,000 if you intend to pay only 50% of the $50,000 to the investor. In addition, please provide your analysis as to whether or not the investor's investment in the van will be considered a security. As part of your response, please tell us your anticipated time frame for buying cargo vans in the manner discussed here.

Response 1. The Registrant acknowledges that Commission’s concern and that the prior language would lead the Commission to conclude that an “investment” into units representing ownership in a particular van would be considered a security. However, Registrant has clarified its business model based on the Commission’s concerns and Registrant does not intend for shareholders purchasing S-1 shares to hold an investment in a particular van. Registrant has thus changed the language in this section (and in the Use of Proceeds section) to confirm this intention.

Report of Independent Registered Accounting Firm, page F-1

Comment 2. We note the revisions made in response to our prior comment 3. Because the company was not in existence for an entire fiscal year ended June 30, 2017, but was instead formed on June 23, 2017, please have your auditor further revise their report to refer to the period ended June 30, 2017, as "the period from June 23, 2017 (inception) through June 30, 2017" rather than the year ended June 30, 2017. Note that this change is necessary in both the first and second sentence of the first paragraph of the opinion.

Response 2. The auditor report has been revised accordingly.

Comment 3. Effective November 14, 2018, your financial statements should be updated to reflect the fiscal quarter ended September 30, 2018.

Response 3. The Registration Statement has been revised accordingly.

Sincerely,

/s/ Andrei Stoukan, CEO